UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 29, 2023

Red Oak Capital Fund IV, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3642502
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full Mailing Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (616) 734-6099

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

6.25% Senior Secured Bonds (Series A Bonds)

8.25% Senior Secured Bonds (Series B Bonds)

6.5% Senior Secured Bonds (Series Ra Bonds)

9.0% Senior Secured Bonds (Series Rb Bonds)

Explanatory Note

This Current Report on Form 1-U is being filed by Red Oak Capital Fund IV, LLC, a Delaware limited liability company (“ROCF IV” or the “Company”) to report that, as a result of the transaction described below, the Company will cease to file reports under Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  The Company’s duty to file reports will be assumed by Red Oak Capital Fund Series, LLC, a Delaware series limited liability company (the “Successor Issuer”) pursuant to Rule 257(b)(5) under the Securities Act.

Item 1.	Fundamental Changes

On September 29, 2023, as part of the plan to streamline and make more efficient the financial and administrative operations of certain companies associated with Red Oak Capital GP, LLC, a Delaware limited liability company (“Red Oak GP”) (including ROCF IV), Red Oak GP, the Successor Issuer, the Company, Red Oak Capital Fund II, LLC, a Delaware limited liability company (“ROCF II”) Red Oak Capital Fund V, LLC, a Delaware limited liability company (“ROCF V”) (each of ROCF II, ROCF IV and ROCF V a “Predecessor Issuer” and, collectively the “Predecessor Issuers”) and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (“ROIOF” and, together with the Predecessor Issuers, the “Merging Funds”) entered into an agreement and plan of merger dated as of September 29, 2023 (the “Merger Agreement”).   Pursuant to the Merger Agreement, each of the Merging Funds will be separately merged with and into the Successor Issuer (the “Mergers”), at which time each Merging Fund will become a separate series of the Successor Issuer (each a “Series” and, collectively, the “Series”), succeeding to and continuing to operate the existing business of the respective Merging Fund.  The Merger Agreement provides that, upon consummation of the Mergers, the Successor Issuer will assume all obligations of each Predecessor Issuer for ongoing reporting under Regulation A and will thereafter file all reports required by Rule 257(b) under the Securities Act.

The Mergers are expected to become effective on or about October 5, 2023, when certificates of merger for each of the Mergers are filed with the Secretary of State of the State of Delaware. As a result of the consummation of the Mergers, a Series of the Successor Issuer will succeed to all the businesses, assets and liabilities of each of the Merging Funds and will own all the assets previously held by, and carry on the business of, each of the Merging Funds. Pursuant to Rule 257(b)(5) under the Securities Act, the Successor Issuer will be deemed to have assumed the duty to file reports pursuant to Rule 257(b) under the Securities Act with respect to all classes of securities issued by the Predecessor Issuers.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
7.1

Agreement and Plan of Merger, entered into as of September 29 , 2023, by and among Red Oak Capital GP, LLC, a Delaware limited liability company, Red Oak Capital Fund Series, LLC, a Delaware series limited liability company, Red Oak Capital Fund II, LLC, a Delaware limited liability company, Red Oak Capital Fund IV, LLC, a Delaware limited liability company, Red Oak Capital Fund V, LLC, a Delaware limited liability company, and Red Oak Income Opportunity Fund, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 7.1 to the Current Report on Form 1-U filed with the Securities and Exchange Commission by Red Oak Capital Fund II, LLC on October 5, 2023)

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND IV, LLC, a Delaware limited liability company By: Red Oak Capital Holdings, LLC, its sole member and manager

Date: October 5, 2023	By:	/s/ Gary Bechtel
	Name:	Gary Bechtel
	Title:	Chief Executive Officer

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